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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2002

TRANSGENE S.A.

(Translation of registrant's name into English)

11, rue de Molsheim
67082 Strasbourg Cedex
France
(Address of principal executive offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

Form 20-F ☒        Form 40-F ☐

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐        No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ).

        Enclosure: Press release dated August 1, 2002 announcing Transgene's financial results for the quarter ended June 30, 2002.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Transgene, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2002
TRANSGENE S.A.
	By:	/s/ PAUL BIKARD Paul Bikard Chief Financial Officer

CONTACT:
Transgene Paul Bikard Chief Financial Officer (+33) 3 88 27 9121	Cohn & Wolfe Julio Cantre (212) 798 9779	Euro RSCG Omnium Marie-Carole de Groc (+33) 1 41 34 40 49

FOR IMMEDIATE RELEASE

Transgene Announces Second Quarter Financial Results

        Strasbourg, France, August 1st, 2002—Transgene (Nasdaq: TRGNY; Nouveau Marché: TRANSGENE) today announced financial results for the second quarter ended June 30, 2002.

        Transgene had total revenues of €0.1 million (US$0.1 million) in the second quarter of 2002, compared to €0.2 million (equal to US$0.1 million at the then-prevailing currency exchange rate) for the same period in 2001.

        Due to ongoing cost control measures, operating expenses decreased €0.8 million to €5.3 million for the second quarter of 2002 compared to €6.2 million for the second quarter of 2001. As a result, Transgene recorded a net loss of €4.8 million (US$4.7 million), or €0.47 (US$0.47) per share, for the second quarter of 2002 compared to a net loss of €5.5 million (equal to US$4.7 million at the then-prevailing currency exchange rate), or €0.73 (US$0.62) per share, for the same period in 2001.

        The net loss for the six months ended June 30, 2002 was €9.6 million (US$9.4 million), or €0.95 (US$0.94) per share, compared to €11.1 million (equal to US$9.4 million at the then-prevailing currency exchange rate), or €1.65 (US$1.40), per share for the same period in 2001.

        Cash and cash equivalents at June 30, 2002 totaled €61.8 million (US$60.9 million).

        "Transgene's ongoing clinical trials are proceeding as scheduled. We expect interim data for three of our Phase II clinical trials of our vaccine candidates in late 2002 or early 2003 and we expect final results for all our ongoing Phase II clinical trials during the second half of 2003. Similarly, we expect final results from our Phase I clinical trials with our immunotherapy product candidates in late 2002," commented Jean-François Carmier, Chief Executive Officer of Transgene.

        Transgene, based in Strasbourg, France, with an office near Boston, Massachusetts, is a biopharmaceutical company dedicated to the discovery and development of gene therapy products and delivery technologies for the treatment of diseases for which there is no cure or adequate treatment at present, with a focus on the development of gene therapy products for the treatment of cancer. Transgene has five products in clinical development, two of which are in Phase II clinical trials for six different indications and three of which are in Phase I clinical trials. Transgene's proprietary vector technology platform consists of multiple vector families with an emphasis on adenovirus, vaccinia and non-viral vectors.

        This press release contains forward-looking statements, including statements regarding Transgene's strategy, the efficiency and safety of and potential market for its product candidates and prospects. Statements that are not historical facts are based on Transgene's current expectations, beliefs, estimates, forecasts and assumptions. The statements contained in this release are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Accordingly, actual outcomes and results may differ materially from what is expressed in those forward-looking statements. Important factors which may affect Transgene's future operating results include the following: Transgene may not enter into, or receive payments under, collaboration agreements when it expects, if at all, Transgene may be unable to conduct its clinical trials as quickly as it has predicted, Transgene's product candidates may not demonstrate therapeutic efficacy, Transgene may be unable to obtain regulatory approval for its product candidates, Transgene may not have sufficient resources to complete the research and commercialization of any of its product candidates, competitors may develop technologies or products superior to Transgene's technologies or products, and other important factors described in Transgene's Annual Report on Form 20-F for the year ended December 31, 2001 filed with the U.S. Securities and Exchange Commission, including those factors described in the section entitled "Risk Factors."

Société anonyme au capital de 23 008 603 € - R.C. Strasbourg B 317 540 581
11, rue de Molsheim - 67082 Strasbourg Cedex (France) Tél : + 33 3 88 27 91 00 Fax : + 33 3 88 27 91 11

Condensed Consolidated Statements of Operations

	Three months ended June 30,			Six months ended June 30,
	2002	2002	2001	2002	2002	2001
	US$	€	€	US$	€	€
	(Unaudited — US GAAP) (Amounts in thousands except share and per share data)
Revenues
Revenues from collaborative and licensing agreements	109	110	164	190	193	254
Grants received for research and development	0	0	5	0	0	521

Total revenues	109	110	169	190	193	775

Operating expenses
Research and development	(3 959)	(4 017)	(5 518)	(8 925)	(9 055)	(11 417)
General & administrative	(1 303)	(1 322)	(639)	(1 744)	(1 770)	(1 216)
Acquisition of licenses and R & D in progress	0	0	0	0	0	0

Total operating expenses	(5 262)	(5 339)	(6 157)	(10 669)	(10 825)	(12 633)

Loss from operations	(5 153)	(5 229)	(5 988)	(10 479)	(10 632)	(11 858)

Interest and other income, net	448	455	460	1 038	1 053	794
Income tax benefit	0	0	0	0	0	0

Net loss	(4 705)	(4 774)	(5 528)	(9 441)	(9 579)	(11 064)

Loss per ordinary share	(0,47)	(0,47)	(0,73)	(0,94)	(0,95)	(1,65)
Weighted average number of shares outstanding	10 055 760	10 055 760	7 557 952	10 055 760	10 055 760	6 706 949
Loss per ADS (American Depositary Share)	(0,16)	(0,16)	(0,24)	(0,31)	(0,32)	(0,55)
Weighted average number of ADSs outstanding	30 167 280	30 167 280	22 673 856	30 167 280	30 167 280	20 120 847

Note: The financial information expressed in US$ is presented solely for the convenience of the reader and is translated from euro at the noon buying rate of the Federal Reserve Bank of New York on June 29, 2002 which was US$0.9856 for each Euro.

Condensed Consolidated Balance Sheets

	June 30,		December 31
	2002	2002	2001*
	US$	€	€
(Unaudited—US GAAP) (Amounts in thousands)
ASSETS
Cash and cash equivalents	60 898	61 788	71 810
Other current assets	4 552	4 618	4 071

Total current assets	65 450	66 406	75 881

Property, plant and equipment, net	8 627	8 753	9 152
Other assets	526	534	1 382

Total assets	74 603	75 693	86 415

LIABILITIES AND SHAREHOLDERS' EQUITY
Total current liabilities	5 238	5 314	6 175
Total long-term liabilities	6 284	6 376	6 612
Total shareholders' equity	63 081	64 003	73 628

Total liabilities and shareholders' equity	74 603	75 693	86 415

* Audited figures

Note: The financial information expressed in US$ is presented solely for the convenience of the reader and is translated from euro at the noon buying rate of the Federal Reserve Bank of New York on June 29, 2002 which was US$0.9856 for each Euro.

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SIGNATURE
Transgene Announces Second Quarter Financial Results
Condensed Consolidated Statements of Operations
Condensed Consolidated Balance Sheets